UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. )*

Journal Communications, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

481130102
(CUSIP Number)

May 20, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               TCM MPS Series Fund LP – Distressed Series

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,047,061

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,047,061

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,047,061

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             2.4%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               TCM MPS Series Fund LP – Crossways Series

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             175,000

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             175,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             175,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.4%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               TCM MPS LTD. SPC - Distressed Segregated Portfolio

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,019,855

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,019,855

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,019,855

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             2.3%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Troob Capital Management LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,222,061

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,222,061

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,222,061

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              2.8%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Troob Capital Management (Offshore) LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,019,855

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,019,855

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,019,855

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              2.3%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Douglas M. Troob

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,241,916

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,241,916

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,241,916

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.1%

12.     TYPE OF REPORTING PERSON*

             IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Peter J. Troob

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,241,916

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,241,916

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,241,916

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.1%

12.     TYPE OF REPORTING PERSON*

             IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (as defined below) beneficially owned by the Reporting Persons (as defined below) as of May 20, 2011.

ITEM 1(a).      NAME OF ISSUER:

Journal Communications, Inc.  (“Issuer”)

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               333 W. State Street
Milwaukee, Wisconsin 53203

ITEM 2(a).      NAME OF PERSON FILING:

                The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	TCM MPS Series Fund LP – Distressed Series (the “DS Fund”),
•	TCM MPS Series Fund LP – Crossways Series (the “Crossways Fund”),
•	TCM MPS Ltd. SPC - Distressed Segregated Portfolio (the “Distressed Segregated Portfolio”),
•	Troob Capital Management LLC (“Management LLC”),
•	Troob Capital Management (Offshore) LLC (“Offshore Management LLC”),
•	Douglas M. Troob and
•	Peter J. Troob.

      Management LLC is the general partner of each of the DS Fund and the Crossways Fund.  Offshore Management LLC is the investment manager of the Distressed Segregated Portfolio.  Douglas Troob and Peter Troob are the managing members of each of Management LLC and Offshore Management LLC.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of the DS Fund, Crossways Fund, Management LLC, Offshore Management LLC, Douglas Troob and Peter Troob is 777 Westchester Avenue, Suite 203, White Plains, New York 10604.

The principal business address of the Distressed Segregated Portfolio is Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

ITEM 2(c).      CITIZENSHIP:

Each of DS Fund and Crossways Fund is a Delaware limited partnership.

The Distressed Segregated Portfolio is a Cayman Islands exempted company.

Each of Management LLC and Offshore Management LLC is a Delaware limited liability company.

Each of Douglas Troob and Peter Troob is a citizen of the United States.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

       Class A Common Stock, par value $.01 per share (the “Common Stock”)

ITEM 2(e).      CUSIP NUMBER:

481130102

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
                         OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                         (a)     [ ]    Broker or dealer registered under Section 15 of the Exchange Act.

                         (b)     [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act.

                         (c)     [ ]    Insurance company defined in Section 3(a)(19) of the Exchange Act.

                         (d)    [ ]    Investment company registered under Section 8 of the Investment Company Act.

                          (e)    [ ]    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

                          (f)    [ ]     An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

                         (g)     [ ]    A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

                         (h)     [ ]    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                          (i)     [ ]     A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                          (j)     [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Collectively, the Reporting Persons beneficially own 2,241,916 shares of Common Stock.

The DS Fund individually beneficially owns 1,047,061 shares of Common Stock.

The Crossways Fund individually beneficially owns 175,000 shares of Common Stock.

The Distressed Segregated Portfolio individually beneficially owns 1,019,855 shares of Common Stock.

Management LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the DS Fund and the Crossways Fund.

Offshore Management LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the Distressed Segregated Portfolio.

Douglas Troob and Peter Troob are deemed to beneficially own the shares of Common Stock beneficially owned by Management LLC and Offshore Management LLC.

(b)	Percent of Class:

Collectively, the Reporting Persons’ beneficial ownership of 2,241,916 shares of Common Stock represents 5.1% of the outstanding shares of Common Stock.

The DS Fund’s individual beneficial ownership of 1,047,061 shares of Common Stock represents 2.4% of all the outstanding shares of Common Stock.

The Crossways Fund’s individual beneficial ownership of 175,000 shares of Common Stock represents 0.4% of all the outstanding shares of Common Stock.

The Distressed Segregated Portfolio’s individual beneficial ownership of 1,019,855 shares of Common Stock represents 2.3% of all the outstanding shares of Common Stock.

Management LLC’s individual beneficial ownership of 1,222,061 shares of Common Stock represents 2.8% of all the outstanding shares of Common Stock.

Offshore Management LLC’s individual beneficial ownership of 1,019,855 shares of Common Stock represents 2.3% of all the outstanding shares of Common Stock.

Each of Douglas Troob’s and Peter Troob’s individual beneficial ownership of 2,241,916 shares of Common Stock represents 5.1% of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The DS Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 1,047,061 shares of Common Stock individually beneficially owned by the DS Fund.

The Crossways Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 175,000 shares of Common Stock individually beneficially owned by the Crossways Fund.

The Distressed Segregated Portfolio, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 1,019,855 shares of Common Stock individually beneficially owned by the Distressed Segregated Portfolio.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The DS Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 1,047,061 shares of Common Stock individually beneficially owned by the DS Fund.

The Crossways Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 175,000 shares of Common Stock individually beneficially owned by the Crossways Fund.

The Distressed Segregated Portfolio, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 1,019,855 shares of Common Stock individually beneficially owned by the Distressed Segregated Portfolio.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                     ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                     COMPANY.

        Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit B attached hereto.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10.   CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  May 24, 2011

TCM MPS SERIES FUND LP – DISTRESSED SERIES
By: Troob Capital Management LLC
As General Partner

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TCM MPS SERIES FUND LP – CROSSWAYS SERIES
By: Troob Capital Management LLC
As General Partner

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TCM MPS LTD. SPC - DISTRESSED SEGREGATED PORTFOLIO

By:  /s/ Douglas Troob
Name:  Douglas Troob
Title:    Director

TROOB CAPITAL MANAGEMENT LLC

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TROOB CAPITAL MANAGEMENT (OFFSHORE) LLC

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

/s/ Douglas M. Troob
     Douglas M. Troob

/s/ Peter J. Troob
     Peter J. Troob

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Journal Communications, Inc.  dated as of May 24, 2011 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  May 24, 2011

TCM MPS SERIES FUND LP – DISTRESSED SERIES
By: Troob Capital Management LLC
As General Partner

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TCM MPS SERIES FUND LP – CROSSWAYS SERIES
By: Troob Capital Management LLC
As General Partner

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TCM MPS LTD. SPC - DISTRESSED SEGREGATED PORTFOLIO

By:  /s/ Douglas Troob
Name:  Douglas Troob
Title:    Director

TROOB CAPITAL MANAGEMENT LLC

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

TROOB CAPITAL MANAGEMENT (OFFSHORE) LLC

By:  /s/ Douglas M. Troob
            Douglas M. Troob, Managing Member

/s/ Douglas M. Troob
     Douglas M. Troob

/s/ Peter J. Troob
     Peter J. Troob

EXHIBIT B

IDENTIFICATION OF MEMBERS OF THE GROUP

TCM MPS Series Fund LP – Distressed Series
TCM MPS Series Fund LP – Crossways Series
TCM MPS Ltd. SPC - Distressed Segregated Portfolio
Troob Capital Management LLC
Troob Capital Management (Offshore) LLC
Douglas M. Troob
Peter J. Troob.